June 3, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn: Kevin Woody, Branch Chief

Re:	Highwoods Properties, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2010
Filed February 9, 2011
File No. 1-13100

Highwoods Realty Limited Partnership (the “Operating Partnership”)
Form 10-K for the Year Ended December 31, 2010
Filed February 9, 2011
File No. 0-21731

Ladies and Gentlemen:

We are writing this letter in response to the follow-up comment letter from Mr. Kevin Woody, Branch Chief, dated May 23, 2011, regarding the Company’s Form 10-K for the Year Ended December 31, 2010 and the Operating Partnership’s Form 10-K for the Year Ended December 31, 2010.

For your convenience, we have reproduced below the comment and included the response of the Company and the Operating Partnership.  Capitalized terms used but not defined herein have the meanings set forth in the 2010 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Highwoods Properties, Inc.

Notes to Consolidated Financial Statements, page 60

1.  Description of Business and Significant Accounting Policies, page 60

Real Estate and Related Assets, page 61

3100 Smoketree Court, Suite 600, Raleigh, NC  27604-1051
Phone:  919.872.4924 • Fax:  919.876.2448
www.highwoods.com • Listed:  New York Stock Exchange - HIW

1.
Comment:  We note that your response to prior comment 9.  Please tell us management’s basis for using the 15% threshold to assessed probability, including any references to authoritative literature.  Within your response, please tell us your historical renewal rates for leases between the 0% and 15% discount range or provide to us a quantification of the changes to your financial statements has you not used the 15% threshold to determine probability.

Response:  We make our determination based on the definition of Bargain Renewal Option in FASB ASC 840-10-20.  Generally, we believe it is reasonably assured that a customer would exercise a fixed rate renewal option that is 15% or more below the expected rental for an equivalent property under similar terms and conditions. The 15% threshold was benchmarked as part of an informal survey with the Big 4 accounting firms and other market participants conducted by the third party firm we use to help us determine the fair value of leases acquired in our acquisitions.  The ultimate determination is based on all facts and circumstances of the specific lease including factors such as rental rates during the lease term, contractual CAM recoveries, and the ability of the customer to sublease the property during the renewal term.

None of the leases acquired in our acquisitions since the effective date of FASB ASC 805 (formally FAS 141) have had below-market fixed rate renewal options.  Accordingly, this accounting policy has had no impact on our historical financial statements; therefore, modifying our policy to eliminate the 15% threshold would not result in any changes to our historical financial statements.

Each of the Company and the Operating Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) and it may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information or if we can be of any further assistance, please call me at (919) 875-6682.

Very truly yours,

/s/ Terry L. Stevens

Terry L. Stevens
Senior Vice President and Chief Financial Officer

cc:          Mark Rakip, SEC
Stacie Gorman, SEC
Duc Dang, SEC